Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this communication was made available to AMR employees on AMR Corporation’s internal website.

US AIRWAYS TRAVEL FOR OUR PEOPLE

We know travel is an important part of employment at American and is a privilege you value. Like much of the integration process, developing the employee travel program for the new American will take time and effort.

We have two goals in mind: first, to quickly allow employees to take advantage of a broader network while not creating complicated processes for our airport colleagues; and second, to carefully and thoughtfully build an industry-leading travel program for the future as a combined company. In the interim, we are taking a three-step approach to travel for our people:

1.	Interim Reciprocal Travel Program – We will quickly implement an Interim Reciprocal Travel Program that covers American’s people and its wholly-owned affiliates’ people when traveling on US Airways.

2.	After-Close – We plan to thoroughly evaluate both travel programs and seek feedback from our people as we develop a new program. We will also consider opportunities to enhance the interim program after the transaction closes while we work on the long-term program.

3.	Long-Term Travel Program – We plan to develop and implement a new travel program based on the feedback from our people that will be a model for the industry.

It’s important to note that the Interim Reciprocal Travel Program covers travel between American and its wholly-owned affiliates and US Airways and its wholly-owned affiliates. American’s current travel program continues unchanged, as well as all interline agreements except US Airways. Information for traveling on US Airways for personal and business use may be found below.

Interim Reciprocal Travel Program

On March 1, 2013, American, US Airways and their wholly-owned affiliates, including American Eagle and Executive Airlines, will have access to an Interim Reciprocal Travel Program that uses existing systems and processes as much as possible. Current American or US Airways travel programs for their respective employees and wholly-owned affiliates will not change. However, in addition to travel on their respective carriers, employees of the new American will have access to an Interim Reciprocal Travel Program.

Travel prior to March 1, 2013, is not included as part of this Interim Reciprocal Travel Program.

What to Expect When Flying US Airways for Personal Use

The details of this program are a work in-progress, but for now here is what you can expect:

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American’s people, including active employees and retirees, will have unlimited space available travel for themselves, their spouse/company recognized domestic partner and their dependent children when flying Coach (Y). This also includes American’s wholly-owned regional affiliates, American Eagle and Executive Airlines.

•

First (F) and Business (J) class travel are not included in the Interim Reciprocal Travel Program, as including them would create complexity at airports and in back-office processes that would leave us unable to implement the program quickly.

•	Modified Zonal fares will be implemented for both American’s and US Airways’ people when flying on each other’s aircraft.

Zone	Service Charge Range
1	$5.00
2	$5.00
3	$8.00
4	$15.00
5	$35.00
6	$35.00
7	$35.00
8	$50.00

For an idea of zones and where your trip falls, please click here.

•

When flying US Airways and US Airways Express flights, your boarding priority will be after US Airways employees, retirees and dependents, but ahead of other companies/airlines. This boarding order will also apply to US Airways employees traveling on American, American Eagle and Executive.

During the interim agreement, US Airways employees traveling on American will board after American’s, American Eagle’s and Executive Airlines’ people

•	Your parents will continue to have access to one ticket per year for travel on US Airways. As an added benefit, the lower modified fares will apply.

•

Unlike traditional interline agreements, registered companions of American’s people will have access to four tickets per year to fly on US Airways and its wholly-owned regional affiliates. Extended family and friends (D3) are not eligible for the Interim Reciprocal Travel Program.

•	Ticketing and flight listing procedures will be as they exist today.

What to Expect When Flying US Airways for Business Use

•	As part of the Interim Reciprocal Travel Program, people at American, American Eagle and Executive Airlines will have access to US Airways and US Airways Express flights for business travel.

•

Travel requests must be submitted using the OAL Company Business Travel form available on Jetnet. As for travel on American Airlines, booking may be made no earlier than 20 days prior to departure and should be made no later than 24 hours prior to a flight.

•	As part of the Interim Reciprocal Travel Program, business travelers may be upgraded to a premium cabin on a space-available basis. Travel will be non-removable, positive space.

We are pleased to be able offer our people almost immediate reciprocal travel privileges, and will share details about the after-close travel policies and long-term travel program as they are available.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.